Jay Kemmerer

Subject: FW: Penn Street Fidelity Bond Info (2008/2009)

Penn Street Board Minute Amendment

Covering Penn Street Fidelity Bond

The Penn Street Board Minutes for June 10th, 2008 and April 17th, 2009 have been amended to reflect the approval of the Fidelity Bond FBO the Penn Street Fund, Inc. The coverage summaries have been enclosed with this amendment to the regular board minutes.

Jay R. Kemmerer
President & CEO
Penn Street Fund, Inc.

FRANKCRYSTAL
&COMPANY

Frank Crystal & Co., Inc.
Financial Square
32 Old Slip
New York, NY 10005

Direct 212-504-5916
Fax 212-504-1899
800 221-5830
kiefera@fcrystal.com

June 11, 2008

Mr. Jay R. Kemmerer
President
The Penn Street Funds, Inc.
2240 Ridgewood Road, Suite 101
Wyomissing, PA 19610

Re: **The Penn Street Fund, Inc.**
Registered Management Investment Company Bond ("RMIC")
Bond Number: 490PB1862
Bond Period: April 1, 2008 to April 1, 2009

Dear Jay,

We are pleased to enclose The Penn Street Funds, Inc.'s Registered Management Investment Company Bond as written by St. Paul Fire & Marine Insurance Company. Coverage is bound effective April 1, 2008 to April 1, 2009 and is written with a $350,000 limit of liability.

We have checked the Bond and found it to be issued in accordance with the terms and conditions agreed as per our Insurance Binder No. 151096 dated March 25, 2008. We would suggest that you and any appropriate personnel in your organization carefully review the enclosed Bond in detail, specifically with reference to its terms, conditions and exclusions. Please take particular note of the reporting requirements of the Claims Notification provisions, as it is incumbent upon you to report all claims in a timely manner in accordance with the stated provision.

In the interim, we trust you will find all to be in order; however, should you have any questions or concerns, please feel free to contact me directly.

Sincerely,

A Kiefer

Andrea L. Kiefer
Account Executive

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS

BOND NO. 490PB1862

Item 1. Name of Insured (herein called Insured):
THE PENN STREET FUND, INC.
Principal Address:
2240 RIDGEWOOD ROAD
SUITE 101
WYOMISSING, PA 19610

Item 2 Bond Period from 12:01 a.m. on 04/01/08 to 12:01 a.m. on 04/01/09 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$350,000	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$350,000	$10,000
Insuring Agreement D - TRANSIT	$350,000	$10,000
Insuring Agreement E - FORGERY OR ALTERATION	$350,000	$10,000
Insuring Agreement F - SECURITIES	$350,000	$10,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$350,000	$10,000
Insuring Agreement H - STOP PAYMENT	$50,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
OPTIONAL COVERAGES ADDED BY RIDER:		
J - COMPUTER SYSTEMS	$350,000	$10,000
K - VOICE-INTIATED TRANSACTIONS	$350,000	$10,000
L - TELEFACSIMILE SYSTEMS	$350,000	$10,000
M - UNAUTHORIZED SIGNATURES	$50,000	$5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04